Filed pursuant to Rule 424(b)(3)
File No. 333-255877

PROSPECTUS SUPPLEMENT (To Prospectus dated June 7, 2021)	September 15, 2023

OFS Credit Company, Inc.
$130,000,000
Common Stock
This prospectus supplement supplements the prospectus dated June 7, 2021, as amended and supplemented to date (the “Prospectus”), which relate to the sale of shares of common stock of OFS Credit Company, Inc. in an “at the market offering” pursuant to an equity distribution agreement, dated January 24, 2020, as amended by Amendment No. 1 thereto, dated March 16, 2021, Amendment No. 2 thereto, dated April 22, 2021, Amendment No. 3 thereto, dated June 8, 2021, Amendment No. 4 thereto, dated December 7, 2021, and Amendment No. 5 thereto, dated August 15, 2023, with Ladenburg Thalmann & Co. Inc. (the “Equity Distribution Agreement”). The disclosure in this prospectus supplement supersedes disclosure elsewhere in the Prospectus to the extent such disclosure is inconsistent with the disclosure herein.
You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus.
The terms “OFS Credit,” the “Company,” “we,” “us” and “our” generally refer to OFS Credit Company, Inc.
PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING
From January 24, 2020 to September 14, 2023, we sold a total of 6,822,650 shares of common stock at a weighted average price of $10.59 per share under the Equity Distribution Agreement (the “At-the-Market Offering”). The net proceeds as a result of these sales of common stock were approximately $71.3 million after deducting commissions and fees.
Pursuant to Amendment No. 2 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market Offering was increased to up to $50.0 million. Pursuant to Amendment No. 4 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $70.0 million. Pursuant to Amendment No. 5 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $130.0 million (which amount includes all of the shares previously sold pursuant to the Equity Distribution Agreement to date).

RECENT DEVELOPMENTS

August 2023 Financial Update
On September 15, 2023, we announced that management’s unaudited estimate of the range of our net asset value (“NAV”) per share of our common stock as of August 31, 2023 is between $8.08 and $8.18. This estimate is not a comprehensive statement of our financial condition or results for the month ended August 31, 2023. This estimate did not undergo the Company’s typical quarter-end financial closing procedures. We advise you that current estimates of our NAV per share may differ materially from future NAV estimates or determinations, including the determination for the period ending October 31, 2023, which will be reported in our Annual Report on Form N-CSR.
Our financial condition, including the fair value of our portfolio investments, and results of operations may be materially impacted after August 31, 2023 by circumstances and events that are not yet known. To the extent our portfolio investments are adversely impacted by rising interest rates and elevated inflation rates, the ongoing war between Russia and Ukraine, instability in the U.S. and international banking systems, the risk of recession or a shutdown of government services and related market volatility, or by other factors, we may experience a material adverse impact on our future net investment income, the underlying value of our investments, our financial condition and the financial condition of our portfolio investments.
The preliminary financial data included in this August 2023 Financial Update has been prepared by, and is the responsibility of, OFS Credit’s management. KPMG LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

THIRD QUARTER 2023 HIGHLIGHTS AND FINANCIAL RESULTS
THIRD QUARTER HIGHLIGHTS
•Net investment income (“NII”) of $3.8 million, or $0.34 per common share, for the fiscal quarter ended July 31, 2023. This compares to NII of $3.6 million, or $0.35 per common share, for the fiscal quarter ended April 30, 2023. The decrease in net investment income per common share was primarily due to a decrease in the portfolio’s earned investment yield and an increase in the weighted average shares outstanding primarily related to common stock issued pursuant to our “At-the-Market” offering.
•Core net investment income (“Core NII”)1 of $7.0 million, or $0.62 per common share, for the fiscal quarter ended July 31, 2023. Core NII increased $1.0 million, or $0.03 per common share, from the prior quarter. The increase in Core NII was primarily due to an increase in CLO equity issuers making their initial cash distribution payments.
•Net asset value (“NAV”) per common share of $8.02 as of July 31, 2023, a decrease of $0.46 from NAV of $8.48 as of April 30, 2023.
•During the fiscal quarter ended July 31, 2023, the earned income yield of our investment portfolio at amortized cost was 14.7%.
OTHER RECENT EVENTS
•On September 1, 2023, OFS Credit’s board of directors declared a quarterly distribution of $0.55 per share of common stock for the fiscal quarter ending October 31, 2023. The distribution is payable on October 31, 2023 in cash or shares of our common stock to stockholders of record as of September 15, 2023. The total amount of cash distributed to all stockholders will be limited to 20% of the total distribution, excluding any cash paid for fractional shares.

SELECTED FINANCIAL HIGHLIGHTS
(in millions, except per share data) (unaudited)
	As of July 31, 2023	As of April 30, 2023
Investment portfolio, at fair value	$147.1	$142.6
NAV per common share	8.02	8.48

	For the Fiscal Quarter Ended
(Per common share)	July 31, 2023	April 30, 2023
Net investment income	$0.34	$0.35
Net unrealized depreciation on investments	(0.29)	(1.49)
Net earnings (loss)	$0.05	$(1.14)

Core NII — Non-GAAP[1]
Net investment income	$0.34	$0.35
CLO equity adjustments	0.28	0.24
Core NII	$0.62	$0.59
1 On a supplemental basis, we disclose Core NII, which is a financial measure calculated and presented on a basis of methodology other than in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Core NII represents NII adjusted for differences in applicable cash distributions received on our CLO equity investments relative to income recognized in accordance with GAAP. See additional information under “Supplemental Information Regarding Core Net Investment Income” below.

PORTFOLIO AND INVESTMENT ACTIVITIES
As of July 31, 2023, the total fair value of our investment portfolio was approximately $147.1 million, which was equal to approximately 75% of amortized cost.
Subsequent to July 31, 2023, we deployed $24.2 million into new CLO investments and an additional $0.8 million into a current portfolio investment.

Portfolio Overview ($ in millions)	As of July 31, 2023	As of April 30, 2023
Investment portfolio, at fair value	$147.1	$142.6
Total number of portfolio companies	74	69
Weighted-average effective yield	14.11%	14.58%

	For the Fiscal Quarter Ended
Portfolio Activity ($ in millions)	July 31, 2023	April 30, 2023
CLO equity investments	$3.9	$—
CLO debt investments	6.4	9.6
Loan accumulation facility investments	0.6	0.1
Total investments	$10.9	$9.7
Weighted-average effective yield	20.23%	13.65%

	As of July 31, 2023
Portfolio Composition ($ in millions)	Cost	Fair Value
CLO equity investments	$166.2	$117.5
CLO debt investments	20.5	20.7
Loan accumulation facility investments	8.1	8.0
Other CLO equity-related investments	0.8	0.9
Total investments	$195.6	$147.1
RESULTS OF OPERATIONS
Interest Income
During the fiscal quarter ended July 31, 2023, interest income increased by $0.3 million, to $7.2 million, compared to the prior quarter.
Expenses
During the fiscal quarter ended July 31, 2023, total expenses remained stable at $3.4 million, increasing $0.1 million over the prior quarter.
Net realized and unrealized gain (loss)
During the fiscal quarter ended July 31, 2023, net change in unrealized depreciation of $3.3 million was primarily due to broader declines in CLO equity pricing, buoyed by an increase in underlying loan prices.
DISTRIBUTIONS
On September 1, 2023, our board of directors declared the following distribution on shares of our common stock:

Record Date	Payable Date	Distribution Per Common Share[2]
September 15, 2023	October 31, 2023	$0.55
2 The total amount of cash distributed to all stockholders will be limited to 20% of the total distribution to be paid, excluding any cash paid for fractional shares. The remainder of the distribution (approximately 80%) will be paid in the form of shares of our common stock. The exact distribution of cash and stock to any given stockholder will be dependent upon each stockholder's election as well as the elections of other stockholders, subject to the pro-rata limitation. Participants in the Company’s dividend reinvestment plan will also receive an election form. The investment feature of the dividend reinvestment plan will be suspended for the common stock distribution payable in cash and common stock on October 31, 2023 and will be reinstated after the distribution has been completed.

OFS Credit Company, Inc.
Statement of Assets and Liabilities

As of July 31, 2023
(unaudited)
Assets:
Investments, at fair value (amortized cost of $195,620,796)	$147,075,483
Cash	22,541,930
Interest receivable	729,155
Other assets	791,002
Total assets	171,137,570

Liabilities:
Preferred stock (net of deferred issuance costs of $1,348,358)	62,651,642
Payable to adviser and affiliates	2,252,174
Accrued professional fees	402,026
Other liabilities	74,000
Total liabilities	65,379,842

Net assets	$105,757,728

Net assets consist of:
Common stock, par value of $0.001 per share; 90,000,000 shares authorized and 13,187,300 shares issued and outstanding	$13,187
Paid-in capital in excess of par	141,706,879
Total accumulated losses	(35,962,338)
Total net assets	$105,757,728

Net asset value per share	$8.02

OFS Credit Company, Inc.
Statements of Operations

	Three Months Ended	Nine Months Ended
	July 31, 2023	July 31, 2023
	(unaudited)	(unaudited)
Investment income:
Interest income	$7,228,780	$21,616,886

Operating expenses:
Interest expense	1,021,241	3,063,723
Management fees	750,181	2,169,362
Incentive fees	962,141	2,826,032
Administration fees	322,663	891,910
Professional fees	243,736	636,317
Excise tax provision (benefit)	(70,000)	230,000
Other expenses	150,253	495,416
Total operating expenses	3,380,215	10,312,760

Net investment income	3,848,565	11,304,126

Net realized and unrealized loss:
Net change in unrealized depreciation on investments	(3,319,205)	(15,186,923)
Net realized and unrealized loss	(3,319,205)	(15,186,923)

Net increase (decrease) in net assets resulting from operations	$529,360	$(3,882,797)

Supplemental Information Regarding Core Net Investment Income
We provide information relating to Core NII (a non-GAAP measure) on a supplemental basis. This measure is not provided as a substitute for GAAP NII, but in addition to it. Our non-GAAP measures may differ from similar measures by other companies, even in the event of similar terms being utilized to identify such measures. Core NII represents GAAP NII adjusted for differences in applicable cash distributions received on our CLO equity investments relative to income recognized in accordance with GAAP. OFS Capital Management, LLC, our investment adviser, uses this information in its internal analysis of results and believes that this information may be informative in gauging the quality of the Company’s financial performance, identifying trends in its results, and providing meaningful period-to-period comparisons.
Income from investments in the “equity” class securities of CLO vehicles, for GAAP purposes, is recorded using the effective interest method; this is based on an effective yield to the expected redemption utilizing estimated cash flows, at current amortized cost, including those CLO equity investments that have not made their inaugural distribution for the relevant period end. The result is an effective yield for the investment in which the respective investment’s cost basis is adjusted quarterly based on the difference between the actual cash received, or distributions entitled to be received, and the effective yield calculation. Accordingly, investment income recognized on CLO equity securities in the GAAP statement of operations differs from the cash distributions actually received by the Company during the period (referred to below as “CLO equity adjustments”).
Furthermore, in order for the Company to continue to qualify for tax treatment as a regulated investment company, we are required, among other things, to distribute at least 90% of our investment company taxable income annually. Therefore, Core NII may provide a better indication of our estimated taxable income for a reporting period than GAAP NII; we can offer no assurance that will be the case, however, as the ultimate tax character of our earnings cannot be determined until our tax returns are prepared after the close of a fiscal year. We note that this non-GAAP measure may not serve as a useful indicator of taxable earnings, particularly during periods of market disruption and volatility, and, as such, our taxable income may differ materially from our Core NII.
The following table provides a reconciliation of GAAP NII to Core NII for the fiscal quarters ended July 31, 2023 and April 30, 2023 (unaudited):

	For the Fiscal Quarter Ended July 31, 2023		For the Fiscal Quarter Ended April 30, 2023
	Amount	Per Common Share Amount	Amount	Per Common Share Amount
Net investment income	$3,848,565	$0.34	$3,611,303	$0.35
CLO equity adjustments	3,160,851	0.28	2,439,456	0.24
Core NII	$7,009,416	$0.62	$6,050,759	$0.59

SCHEDULE OF INVESTMENTS AS OF JULY 31, 2023
On September 8, 2023, the Company filed its monthly report on Form N-PORT for the month ended July 31, 2023, which included the Schedule of Investments as of July 31, 2023. The Schedule of Investments is attached hereto.
Information contained on our website is not incorporated by reference into this prospects supplement or the Prospectus, and you should not consider that information to be part of this prospectus supplement or the Prospectus.

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
CLO Debt Securities

Atlas Senior Loan Fund XX, Ltd.
Mezzanine Debt - Class E	14.75%	(SOFR + 9.43%)	10/13/2022	10/19/2035	$2,000,000	$1,861,265	$1,879,955	1.8%

Atlas Senior Loan Fund XXI, Ltd.
Mezzanine Debt - Class E	14.63%	(SOFR + 9.04%)	7/20/2023	7/20/2035	1,450,000	1,327,087	1,327,087	1.3%

Birch Grove CLO 5, Ltd.
Mezzanine Debt - Class E	13.50%	(SOFR + 8.65%)	4/28/2023	4/20/2035	3,000,000	2,916,132	2,916,132	2.8%

Birch Grove CLO 6, Ltd.
Mezzanine Debt - Class E	14.47%	(SOFR + 8.93%)	7/7/2023	7/7/2035	2,500,000	2,425,254	2,425,254	2.3%

Carlyle US CLO 2022-6, Ltd.
Mezzanine Debt - Class E	13.98%	(SOFR + 8.63%)	12/9/2022	10/25/2034	1,000,000	956,597	1,003,703	0.9%

LCM 31 CLO
Mezzanine Debt - Class E	12.41%	(SOFR + 7.08%)	12/18/2020	1/20/2032	250,000	248,640	238,701	0.2%

PPM CLO 6 Ltd.
Mezzanine Debt - Class E	13.80%	(SOFR + 8.21%)	12/20/2022	1/20/2031	1,000,000	927,888	975,337	0.9%

Sandstone Peak CLO II
Mezzanine Debt - Class E	14.03%	(SOFR + 8.79%)	6/9/2023	7/20/2036	2,800,000	2,690,009	2,690,009	2.5%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
Sycamore Tree CLO 2023-2
Mezzanine Debt - Class E	14.27%	(SOFR +8.94%)	2/22/2023	4/20/2035	$4,000,000	$3,835,287	$3,917,524	3.7%

Sycamore Tree CLO 2023-3
Mezzanine Debt - Class E	13.65%	(SOFR + 8.66%)	4/14/2023	4/20/2035	3,000,000	2,873,028	2,873,028	2.7%

VCP CLO II
Mezzanine Debt - Class E	13.97%	(SOFR + 8.40%)	2/19/2021	4/15/2031	500,000	490,079	491,518	0.5%

Total CLO Debt Securities					$21,500,000	$20,551,266	$20,738,248	19.6%

CLO Equity Securities(6)

Allegro CLO VII, Ltd.
Subordinated Notes	4.12%		2/14/2019	6/13/2031	$3,100,000	$1,617,915	$802,347	0.9%

Allegro CLO 2021-2, Ltd.
Subordinated Notes	19.47%		8/23/2021	10/15/2034	5,000,000	3,928,694	3,474,953	3.4%

Allegro CLO XV, LTD.
Subordinated Notes	21.47%		6/10/2022	7/20/2035	4,640,000	3,365,108	3,513,350	3.3%

Anchorage Capital CLO 1-R Ltd.
Subordinated Notes	8.30%		10/5/2018	4/13/2031	2,100,000	1,232,035	875,929	0.8%

Apex Credit CLO 2020 Ltd.
Subordinated Notes	21.91%		11/16/2020	10/20/2031	6,170,000	5,507,886	3,904,414	3.7%

Apex Credit CLO 2021 Ltd.
Subordinated Notes	19.97%		5/28/2021	7/18/2034	7,140,000	5,669,577	4,612,101	4.4%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
Apex Credit CLO 2022-1A
Subordinated Notes	16.16%		4/28/2022	4/22/2033	$8,833,176	$7,107,061	$5,666,478	5.4%

Atlas Senior Loan Fund IX Ltd.
Subordinated Notes(7)(8)	0.00%		10/5/2018	4/20/2028	1,200,000	432,353	110,944	0.1%

Atlas Senior Loan Fund X Ltd.
Subordinated Notes(7)	0.00%		10/5/2018	1/15/2031	5,000,000	2,033,362	595,811	0.6%

Atlas Senior Loan Fund XVII, Ltd.
Subordinated Notes	23.46%		9/20/2021	10/20/2034	6,000,000	4,643,604	3,760,476	3.6%

Battalion CLO IX Ltd.
Subordinated Notes - Income	8.82%		10/10/2018	7/15/2031	1,079,022	630,415	312,462	0.3%
Subordinated Notes	8.82%		10/10/2018	7/15/2031	1,770,978	1,034,640	512,839	0.5%
					2,850,000	1,665,055	825,301	0.8%
Battalion CLO XI Ltd.
Subordinated Notes	16.41%		3/20/2019	10/24/2029	5,000,000	3,916,710	3,073,997	2.9%

Battalion CLO XV Ltd.
Subordinated Notes	30.99%		7/17/2023	1/17/2033	3,500,000	1,858,787	1,955,419	1.8%
Subordinated Notes	30.99%		7/17/2023	1/17/2033	3,500,000	1,858,787	1,955,419	1.8%
					7,000,000	3,717,574	3,910,838	3.6%
Battalion CLO XIX Ltd.
Subordinated Notes	23.61%		3/16/2021	4/15/2034	5,000,000	2,950,901	2,730,218	2.6%

BlueMountain Fuji U.S. CLO III, Ltd.
Subordinated Notes	11.36%		9/18/2019	1/15/2030	3,701,700	2,231,840	1,214,362	1.1%

Bridge Street CLO III Ltd.
Subordinated Notes	20.33%		12/28/2022	10/20/2034	6,900,000	3,725,427	4,415,204	4.2%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
Crown Point CLO 4 Ltd.
Subordinated Notes	8.39%		3/22/2019	4/20/2031	$5,000,000	$2,990,761	$1,424,679	1.3%

Dryden 30 Senior Loan Fund
Subordinated Notes	5.65%		10/5/2018	11/15/2028	1,000,000	323,952	137,940	0.1%

Dryden 38 Senior Loan Fund
Subordinated Notes	5.99%		10/5/2018	7/15/2030	2,600,000	1,354,232	781,455	0.7%

Dryden 41 Senior Loan Fund
Subordinated Notes	4.33%		10/5/2018	4/15/2031	2,600,000	988,100	510,056	0.5%

Dryden 53 CLO, Ltd.
Subordinated Notes - Income	9.54%		10/5/2018	1/15/2031	3,200,000	1,689,687	786,745	0.7%
Subordinated Notes	11.91%		10/1/2019	1/15/2031	500,000	255,052	122,929	0.1%
					3,700,000	1,944,739	909,674	0.8%
Dryden 60 CLO, Ltd.
Subordinated Notes	10.82%		4/23/2021	7/15/2031	5,950,000	4,439,676	2,924,770	2.8%

Dryden 76 CLO, Ltd.
Subordinated Notes	17.88%		9/27/2019	10/20/2032	2,250,000	1,858,238	1,524,827	1.4%

Dryden 87 CLO, Ltd.
Subordinated Notes	18.63%		6/2/2021	5/20/2034	5,000,000	4,302,943	3,737,766	3.5%

Dryden 95 CLO, Ltd.
Subordinated Notes	18.14%		7/29/2021	8/20/2034	6,000,000	4,909,026	4,193,618	4.0%

Dryden 98 CLO, Ltd.
Subordinated Notes	19.90%		3/17/2022	4/20/2035	5,500,000	4,384,312	4,044,068	3.8%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
Elevation CLO 2017-7, Ltd.
Subordinated Notes(7)(8)(11)	0.00%		10/5/2018	7/15/2030	$2,600,464	$684,363	$46,078	—%

Elevation CLO 2017-8, Ltd.
Subordinated Notes(7)	0.00%		10/5/2018	10/25/2030	2,000,000	831,714	346,428	0.3%

Elevation CLO 2021-12, Ltd.
Subordinated Notes	18.74%		5/26/2021	4/20/2032	3,500,000	2,511,254	1,567,799	1.5%

Elevation CLO 2021-13, Ltd.
Subordinated Notes	18.41%		6/9/2021	7/15/2034	6,026,765	4,554,954	3,479,839	3.3%

Elevation CLO 2021-14, Ltd.
Subordinated Notes	15.58%		10/29/2021	10/20/2034	7,237,500	5,751,162	4,373,620	4.1%

Elevation CLO 2021-15, Ltd.
Subordinated Notes	16.31%		12/23/2021	1/5/2035	9,000,000	6,392,715	4,676,054	4.4%

Flatiron CLO 2017-1, Ltd.
Subordinated Notes	6.38%		3/22/2019	5/15/2030	3,000,000	1,849,711	1,260,270	1.2%

Flatiron CLO 18 Ltd.
Subordinated Notes	7.67%		10/5/2018	4/17/2031	4,500,000	3,146,843	2,266,298	2.1%

Greenwood Park CLO, Ltd.
Subordinated Notes	2.86%		10/5/2018	4/15/2031	4,000,000	2,384,650	1,271,472	1.2%

Halcyon Loan Advisors Funding 2018-1 Ltd.
Subordinated Notes	12.93%		3/20/2019	7/20/2031	3,000,000	1,859,830	911,816	0.9%

HarbourView CLO VII-R, Ltd.
Subordinated Notes(7)(8)	0.00%		10/5/2018	11/18/2026	3,100,000	1,886,533	154,370	0.1%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
Jamestown CLO XVI, Ltd.
Subordinated Notes	21.34%		7/29/2021	7/25/2034	$3,500,000	$2,558,297	$2,292,213	2.2%

LCM 31 CLO
Subordinated Notes	22.01%		12/18/2020	1/20/2032	1,350,000	994,923	723,261	0.7%

Madison Park Funding XXIII, Ltd.
Subordinated Notes	20.03%		10/5/2018	7/27/2047	4,000,000	2,368,496	1,835,577	1.7%

Madison Park Funding XXIX, Ltd.
Subordinated Notes	20.70%		12/22/2020	10/18/2047	1,000,000	624,759	566,638	0.5%

Marble Point CLO X Ltd.
Subordinated Notes	4.39%		10/5/2018	10/15/2030	7,000,000	3,205,874	1,397,847	1.3%

Marble Point CLO XI Ltd.
Subordinated Notes - Income	0.66%		10/5/2018	12/18/2047	1,500,000	735,235	221,969	0.2%

Marble Point CLO XX, Ltd.
Subordinated Notes	17.65%		4/9/2021	4/23/2051	5,125,000	3,939,290	3,001,219	2.8%

Marble Point CLO XXI, Ltd.
Subordinated Notes	17.29%		8/24/2021	10/17/2051	5,250,000	4,104,293	3,053,903	2.9%

Marble Point CLO XXIII Ltd.
Subordinated Notes	17.13%		12/3/2021	1/22/2052	1,750,000	1,437,374	1,151,718	1.1%

MidOcean Credit CLO VII Ltd.
Subordinated Notes - Income(7)(8)	0.00%		3/20/2019	7/15/2029	3,275,000	1,056,168	164,500	0.2%

MidOcean Credit CLO VIII Ltd.
Subordinated Notes - Income	16.04%		1/14/2019	2/20/2031	3,225,000	1,978,289	1,041,021	1.0%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
MidOcean Credit CLO IX Ltd.
Subordinated Notes - Income	12.60%		11/21/2018	7/20/2031	$3,000,000	$1,742,481	$981,905	0.9%

Niagara Park CLO, Ltd.
Subordinated Notes	16.71%		11/8/2019	7/17/2032	4,500,000	3,506,145	2,578,356	2.4%

Octagon Investment Partners 39, Ltd.
Subordinated Notes	12.90%		2/27/2020	10/20/2030	3,600,000	2,056,057	1,236,427	1.2%

Sound Point CLO IV-R, Ltd.
Subordinated Notes(7)(8)	0.00%		11/2/2018	4/18/2031	4,000,000	746,358	251,465	0.2%

Steele Creek CLO 2022-1, Ltd.
Subordinated Notes	19.80%		3/28/2022	4/15/2035	5,000,000	3,665,626	3,238,969	3.1%

THL Credit Wind River 2014-3 CLO Ltd.
Subordinated Notes(7)	0.00%		10/10/2018	10/22/2031	2,778,000	1,319,034	631,712	0.6%

Trinitas CLO VIII
Subordinated Notes	10.22%		4/28/2021	7/20/2117	2,800,000	1,617,668	935,065	0.9%

Venture 33 CLO Limited
Subordinated Notes	10.83%		3/21/2019	7/15/2031	3,150,000	1,785,672	634,961	0.6%

Vibrant CLO X Ltd.
Subordinated Notes	0.64%		5/23/2019	10/20/2031	8,000,000	4,372,144	1,916,727	1.8%

Vibrant CLO XIII, Ltd.
Subordinated Notes	17.17%		6/3/2021	7/15/2034	5,000,000	4,035,940	3,179,596	3.0%

Voya CLO 2017-4, Ltd.
Subordinated Notes	6.48%		10/5/2018	10/15/2030	1,000,000	586,137	261,080	0.2%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
Wind River 2015-1 CLO
Subordinated Notes	13.45%		4/28/2021	10/20/2030	$2,600,000	$1,233,063	$738,738	0.7%

Webster Park CLO
Subordinated Notes	7.96%		4/23/2021	1/20/2027	3,363,000	1,945,177	989,974	0.9%

Zais CLO 3, Limited
Subordinated Notes - Income(7)	0.00%		10/10/2018	7/15/2031	1,038,255	540,793	147,724	0.1%
Subordinated Notes(7)	0.00%		10/10/2018	7/15/2031	1,761,745	910,272	250,663	0.2%
					2,800,000	1,451,065	398,387	0.3%

Total CLO Equity Securities					$255,765,605	$166,160,375	$117,452,848	110.8%

Loan Accumulation Facilities(9)

Allegro CLO XVI, Ltd	14.50%		6/2/2023	5/5/2025	$623,750	$623,750	$623,750	0.6%
Loan Accumulation Facility

Brightwood Capital MM CLO 2022-1, Ltd.
Loan Accumulation Facility(8)	0.00%		1/5/2022	12/31/2032	7,500,000	7,500,000	7,364,250	7.0%

Total Loan Accumulation Facilities					$8,123,750	$8,123,750	$7,988,000	7.6%

Other CLO equity-related investments
CLO other(10)	19.40%					$785,405	$896,387	0.8%

Total Investments					$285,389,355	$195,620,796	$147,075,483	138.8%

(1)    These investments are generally subject to certain limitations on resale, and may be deemed to be “restricted securities” under the Securities Act of 1933, as amended.
(2)    We do not “control” and are not an “affiliate” of any of our portfolio investments, each as defined in the Investment Company Act of 1940, as amended (the “1940 Act”). In general, under the 1940 Act, we would be presumed to “control” a portfolio investment if we owned 25% or more of its voting securities and would be an “affiliate” of a portfolio investment if we owned 5% or more of its voting securities.
(3)    The rate disclosed on CLO equity securities is the estimated effective yield, generally established at purchase, and reevaluated upon the receipt of the initial distribution and each subsequent quarter thereafter. The estimated effective yield is based upon projected amounts and timing of future distributions and the projected amounts and timing of terminal principal payments at the time of estimation. The estimated effective yield and investment cost may ultimately not be realized. Projected cash flows, including the amounts and timing of terminal principal payments, which generally are projected to occur prior to the contractual maturity date, were utilized in deriving the effective yield of the investments. The rates disclosed on CLO debt securities reflect the contractual interest rate, and exclude yield related to accretion of discounts. The rate disclosed on Loan Accumulation Facilities represents the estimated yield to be earned on the investment through estimated redemption. As of July 31, 2023, the Company’s weighted-average effective yield on its total investments, based on current amortized cost, was 14.11% (excludes discount accretion on CLO debt investments).
(4)    CLO debt securities bear interest at a rate determined by reference to three-month SOFR which resets quarterly. The rate provided for each CLO debt security is as of July 31, 2023.
(5)    The fair value of all investments was determined in good faith by OFS Advisor using significant, unobservable inputs.
(6)    Subordinated notes and income notes are considered CLO equity securities. CLO equity securities are entitled to recurring distributions, which are generally equal to the residual cash flow payments made by underlying securities less contractual payments to debt holders and fund expenses, subject to compliance with coverage tests and other provisions of the respective CLO indenture, as applicable.
(7)    As of July 31, 2023, the effective accretable yield has been estimated to be 0%, as the aggregate amount of projected distributions, including projected distributions related to liquidation of the underlying portfolio upon the security’s anticipated redemption, is equal to or less than current amortized cost. Projected distributions are monitored and re-evaluated quarterly. All actual distributions received will be recognized as reductions to amortized cost until such time, if and when occurring, a future aggregate amount of then-projected distributions exceeds the security’s then-current amortized cost.
(8)    Non-income producing.
(9)    Loan Accumulation Facilities are financing structures intended to aggregate loans that are expected to form part of the portfolio of a future CLO. Investments in Loan Accumulation Facilities generally earn returns equal to the actual income earned on facility assets less costs and fees incurred on senior financing and manager costs. Income and return of capital distributions from investments in Loan Accumulation Facilities are generally received upon the earlier of the closing of the CLO securitization or liquidation of the underlying portfolio.
(10)    Fair value represents discounted cash flows associated with fees earned from CLO equity-related investments.
(11)    As of July 31, 2023, the investment has been optionally redeemed and is in the process of liquidating. Remaining residual distributions are anticipated to be recognized as return of capital.